<DOCUMENT>
<TYPE>C-AR
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<FILENAME>form_car.htm
<DESCRIPTION>Form C-AR Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Quantic Holdings, Inc. (“**Quantic**”, the “**Issuer**”, or the “**Company**”)

Legal status of issuer

Form

Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

October 26, 2021

Physical address of issuer

251 Little Falls Drive, Wilmington, Delaware, 19808

Website of issuer

https://quantic.edu

Current number of employees

41 as of April 27, 2026

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$37,851,528	$32,597,198
Cash & Cash Equivalents	$1,576,298	$2,266,229
Accounts Receivable (1)	$9,259,762	$9,558,813
Short-term Debt	$0	$0
Long-term Debt	$5,908,549	$1,645,319
Revenues/Sales (2)	$20,504,221	$22,603,845
Cost of Goods Sold (3)	$4,032,378	$4,280,018
Taxes Paid	$0	$0
Net Income/Loss	$3,474,071	($4,487,418)

(1) This corresponds to "Tuition Receivable" in the Financials. See Exhibit A: Financial Statements.
(2) See comment above for "Tuition Receivable."
(3) This figure excludes cost of technology.

APRIL 27, 2026

FORM C-AR

Quantic Holdings, Inc.


QUANTIC
SCHOOL of
BUSINESS &
TECHNOLOGY

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR" is being furnished by Quantic Holdings, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF(§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.quantic.edu no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2026

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

FORWARD-LOOKING STATEMENT DISCLOSURE

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information other than that contained in this Form C-AR. The information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company is a Delaware Corporation formed on October 26, 2021. The Company is currently conducting business under the name Quantic School of Business and Technology.

The Company is located at 80 M Street SE Suite 2-196 Washington, DC 20003.

The Company's website is http://quantic.edu

The information available on or through our website is not part of this Form C-AR.

The Business

Quantic Holdings, Inc., which we refer to as Quantic, we, us, or the Company, operates a technology-enabled higher education platform focused on accredited online graduate degrees in business and technology. Through our flagship Quantic School of Business and Technology, or Quantic SBT, and our Valar Institute division, or Valar, we offer interactive, mobile-first, accredited graduate degree programs with an emphasis on measurable learning outcomes, employer recognition, and cost efficiency. Our platform-based model emphasizes active learning, AI-driven personalization features, and service automation intended to improve instructional efficiency and student support at scale. We focus on selective degree offerings in business and technology designed to serve primarily early- and mid-career professionals.

RISK FACTORS

Risks Related to Our Business and Industry

We operate in a competitive and evolving higher education market, and our strategy may not succeed at scale.

Our model combines an AI-first, interactive, mobile learning experience with selective admissions at the graduate level and planned expansion into new undergraduate and leadership programs through a multi-brand strategy. While we have achieved traction in our current graduate offerings, broader expansion may not achieve expected enrollments, retention, graduation rates, employer outcomes, or unit economics. Incumbent institutions, large-scale online universities, and new entrants can respond with competitive pricing, modality changes, partnerships, or credential innovations that diminish our differentiation. If our expansion does not achieve market acceptance, our growth and financial performance could be materially and adversely affected.

We face competition from traditional public and private institutions, large online universities, and newer direct-to-consumer platforms and corporate training providers. Many competitors benefit from public subsidies, tax-advantaged funding sources, established brands, and larger budgets, allowing them to price more aggressively, spend more on marketing, offer broader program portfolios, or invest in technology at levels we cannot match. Increased competition could pressure tuition, increase student acquisition costs, reduce enrollments, and harm our financial performance.

We depend on continued demand for online higher education and employer acceptance of our degrees and certificates. Our long-term success depends on sustained learner and employer recognition of our brands, perceived quality, and graduate outcomes. If industry sentiment shifts, employers prioritize traditional degrees, or alternative credentials (including non-degree certificates, microcredentials, or employer-provided programs) gain preference, demand for our offerings may decline. Negative publicity, changes in ranking methodologies or third-party reviews, or adverse outcomes in student satisfaction could also reduce applications and conversions.

We rely on a limited number of programs for a significant portion of our revenue, and any adverse developments affecting these programs could materially impact our business. A substantial share of our tuition revenue has historically been driven by our flagship graduate programs, including our EMBA and certain master’s degrees. Should these programs experience enrollment declines, reduced employer sponsorship, increased competition, new regulatory hurdles, or reputational challenges, our revenue and profitability could be materially and adversely affected.

Our growth strategy relies on the effective development and governance of AI-enabled learning and operations.

Our pedagogy emphasizes interactive, AI-supported design, and we plan to use AI to help generate courseware and enhance servicing at scale. AI systems may produce inaccurate content, exhibit bias, or generate outcomes that are difficult to audit, which requires significant human oversight. Changes to third-party AI models, licensing, or cost structures could impair our development plans. Evolving laws and regulatory scrutiny of AI in education - addressing privacy, data provenance, algorithmic accountability, transparency, academic integrity, and accessibility - could impose new compliance burdens or limit our use of AI. If our AI-supported systems fail to deliver consistent learning efficacy, fairness, data protection, and reliability, our reputation, brand, and results could be harmed.

Our rapid growth may not be indicative of future performance and places significant demands on our organization and infrastructure.

As we grow our student base and program portfolio, we must effectively scale our academic governance, student services, technology platform, compliance, finance, and internal controls. Failure to scale efficiently could result in service degradation, compliance gaps, increased costs, or operational disruptions. Our growth strategy depends on the successful expansion of degree offerings and student segments, which introduces execution, regulatory, and reputational risks. Our strategy includes expanding beyond our current graduate offerings to add new undergraduate and graduate degrees across multiple schools and brands. Launching new programs requires significant investment in curriculum development, technology and content production, faculty and academic oversight, and regulatory approvals, including accreditation scope updates. New programs may not be accepted by prospective students or employers, may experience lower-than-expected enrollment or completion, or may require changes that delay launch. Delays, higher acquisition costs, quality issues, or underperformance of new programs could reduce our revenue growth, harm our brand, and adversely affect our results.

Our enrollment patterns are seasonal and fluctuate depending on the time of the year. Quarter 1 has historically experienced the largest enrollment and revenue volume, with lower enrollments and revenue during the remainder of the year.

Our multi-brand approach introduces complexity and execution risk across admissions, brand positioning, and compliance.

We plan to operate an umbrella brand with distinct schools serving different market segments and funding sources. Misalignment in brand messaging, inconsistent quality across brands, or confusion among prospective students could impair conversion and reputation. Coordinating admissions standards, student support, and analytics across brands increases operational complexity and risk.

Our content production model depends on rapid, high-quality course development that may be difficult to maintain at scale. We plan to accelerate content creation using AI-enabled studio tools. If production quality declines, course errors proliferate, or development pipelines become bottlenecked, student experiences and outcomes may suffer. Increased rework or quality assurance needs can raise costs and slow launches.

Our reputation and brand are critical to our success and may be harmed by negative publicity about us or the broader online or for-profit education sectors.

The higher education industry, particularly the for-profit and online segments, has experienced scrutiny from policymakers, regulators, and the media. Allegations or findings of misconduct by sector participants, even if unrelated to us, may reduce confidence in online credentials generally. Any negative publicity regarding student outcomes, marketing practices, pricing, perceived program quality, or accreditation could reduce demand for our programs, increase regulatory scrutiny, or damage relationships with employers and partners.

Our business depends on our ability to attract qualified applicants, convert them into enrolled students, and support them through graduation; any decline in our student acquisition or retention metrics could adversely affect our revenue and profitability. Our model relies on referral-driven and performance marketing, employer sponsorship, and a curated admissions process. Changes in the effectiveness or costs of our acquisition channels, constraints on marketing practices, reduced referral rates, or negative shifts in student satisfaction or outcomes could impair enrollment and retention. We may need to increase marketing spend or adjust pricing to maintain enrollments, which could reduce margins.

We face reputational and operational risks if our student outcomes or satisfaction decline.

Our value proposition depends on high satisfaction, strong net promoter scores, graduation rates, and positive career outcomes. As we scale, maintaining quality and outcomes may become more challenging due to cohort diversity, instructor availability, and process complexity. Negative changes in outcomes, student reviews, or employer feedback could adversely impact demand and referral-driven growth.
Our continued expansion requires significant marketing and student acquisition efficiency, which may not be sustained. Scaling into new segments, including undergraduate markets, will likely require higher marketing spend and experimentation in channels that we have not used historically. Rising competition could increase student acquisition costs and lower conversion rates. If we cannot maintain efficient marketing or product-led growth through referrals, our margins and operating results could suffer.

We depend on the continued services of our founders and key personnel.

Our future success depends on the leadership and expertise of our founders, senior management team, and key personnel with specialized capabilities in areas like marketing, AI, academic design, regulatory strategy, and engineering. The loss of key personnel could disrupt our operations, slow execution of content production and market expansion, and impair our ability to innovate. Competition for experienced education and technology leaders is intense, and if we are unable to attract, retain, and train qualified personnel on acceptable terms, our growth, quality, and outcomes could suffer.

We rely on third-party technologies and hosting services, and any failure by those providers could negatively affect our operations.

Our platform and operations depend on sophisticated software, AI-enabled systems, third-party infrastructure, content contributors, and other service partners; outages, defects, or failures by these parties could disrupt learning, create compliance exposure, and harm our reputation. Any material disruption of our platform or student services - whether due to software defects, capacity constraints, cloud provider outages, cyberattacks, or a partner's failure to perform, financial distress, or noncompliant practices - could interrupt instruction, reduce student satisfaction, and lead to refunds, liability, or brand harm.

A data breach or failure to protect personal information could result in significant liability and reputational harm. We receive, store, and process sensitive personal data about students, applicants, and employees. Despite security measures, we may be vulnerable to cyberattacks, phishing, ransomware, or inadvertent disclosures. A breach could require notification, remediation, regulatory investigation, litigation, and could damage our brand.

Employer tuition assistance and sponsorship are important demand drivers.

Reductions in corporate education budgets could reduce enrollments. Economic downturns, workforce reductions, or changes in employer priorities may reduce sponsorship levels or tuition reimbursement benefits. If employer support declines, we may need to increase direct-to-consumer marketing or adjust pricing to maintain enrollment.

We may require additional capital to fund growth, and such capital may not be available on favorable terms.

Our growth plan requires significant investment in content production, AI capabilities, program launches, technology, marketing, student services, and regulatory compliance. If cash generated from operations is insufficient to fund this growth, we may need to raise additional equity or debt financing. Such capital may not be available, or may not be available on favorable terms, particularly in periods of market volatility. Additional equity financing would dilute existing shareholders, while debt financing could include restrictive covenants that limit our operational flexibility.

Our key operating metrics and market estimates are subject to inherent measurement challenges.

Metrics related to enrollments, retention, graduation rates, net promoter scores, and employer outcomes are calculated using internal methodologies that may evolve. If investors or analysts believe our metrics lack transparency or accuracy, our credibility and stock price could be adversely affected.

Failure to protect or enforce our intellectual property could harm our competitive position.

Our competitive position depends on proprietary content, software, learning designs, and brand assets. Third parties may infringe or challenge our rights, and our ability to prevent unauthorized use may be limited, especially internationally. We also face risk of claims alleging that our technology, content, or processes infringe the IP of others. IP disputes can be costly, time-consuming, and disruptive.

We rely on copyrights, trademarks, trade secrets, and contractual protections to safeguard our content, platform, and brand. We may be unable to prevent misappropriation or unauthorized use, particularly in jurisdictions with weaker enforcement. Defending IP can be costly and time-consuming.

We depend on technology and services licensed from Pedago Holdings, Inc., a related party, and our business could be harmed if our arrangements with Pedago are altered or terminated.

Our business relies on our ability to access, use, and enhance Pedago's technology platform and related intellectual property under license and commercial arrangements. Pedago is a separate company with common founders and overlapping management. Many of our existing stockholders, directors, and officers also hold equity interests in Pedago. By contrast, investors in this offering will not own any equity or other direct interest in Pedago and will have no rights with respect to Pedago's governance, financial information, or operations. As a result, if Pedago experiences adverse developments, or if our relationship with Pedago changes, your investment could be harmed.

If we are unable to maintain our arrangements with Pedago on favorable terms, or at all, or if there is any dispute, default, non-renewal, termination, service interruption, or other adverse change affecting our licenses or services, our ability to deliver programs and achieve our growth strategy could be materially and adversely affected. Replacing or replicating Pedago's platform and functionality could require significant time and expense, entail execution and regulatory risks, and may not be feasible on acceptable terms.

Our relationship with Pedago creates conflicts of interest, and investors in this offering will not have an interest in Pedago.

We have entered, and may in the future enter, into transactions with our directors, officers, principal stockholders, and their affiliates. These transactions could create actual or perceived conflicts of interest. Because several of our founders, directors, officers, and key personnel have roles or equity interests in Pedago, there may be actual or perceived conflicts of interest in negotiating, administering and enforcing our arrangements with Pedago, including setting priorities for joint initiatives, or addressing incidents and remediation. Decisions regarding pricing, service levels, product roadmaps, data usage, and exclusivity may not be negotiated on an arm's-length basis and could be less favorable to us than terms that might have been obtained from an unrelated third party.

Our senior management and key personnel may allocate substantial time and attention across both our and Pedago's initiatives. If management prioritizes Pedago's development efforts, strategic projects, or partnerships, the product roadmap, program launches, and operational performance of our ventures through Quantic SBT, Valar, and Wyden could be impaired. Any diversion of management focus away from our business could harm our results. Although our board of directors has adopted a written policy for the review and approval of related-party transactions, these policies may not be effective in protecting us from conflicts of interest.

You will have no rights to inspect Pedago's books and records or otherwise influence Pedago's operations, even though our success depends in part on Pedago's technology and performance. If Pedago raises capital that changes its incentives, undergoes a change in control, faces financial distress, or otherwise changes its strategic direction, we may face higher expenses, reduced functionality, or a need to find alternative technology on an accelerated basis. Because you will not have an interest in Pedago, you will not participate in any appreciation of Pedago's value, and any benefits accruing to Pedago from our collaboration will not accrue to you.

Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

Seasonality and timing differences may cause fluctuations in our operating results.

Our financial and operating results may fluctuate quarterly due to seasonality, program mix, and the timing of launches. Enrollment cycles and admission calendars can create variability in revenue and cash flow, while new programs may entail upfront costs before revenue scales. If these fluctuations are larger than expected, they could adversely affect our cash flows and planning.

Our enrollment patterns are seasonal and fluctuate depending on the time of the year. Quarter 1 has historically experienced the largest enrollment and revenue volume, with lower enrollments and revenue during the remainder of the year. We recognize tuition revenue equally over the course start and end dates.

Risks Related to Government Regulation

We are subject to complex and evolving privacy, data protection, and accessibility laws.

We must comply with U.S. federal and state privacy laws and international data protection regimes, which may include FERPA, state breach notification and consumer privacy laws, and non-U.S. laws such as the GDPR, UK GDPR, and other local regulations where we enroll students. Requirements related to accessibility (e.g., Section 508, ADA), marketing communications, and data localization may also apply. Noncompliance could result in investigations, fines, litigation, or enrollment restrictions.

Students are enrolled primarily in the United States and Europe, with increasing populations in Africa and Southeast Asia. Key privacy regimes include FERPA, CCPA, GDPR, and UK GDPR. Quantic is enrolled in the EU-US Data Privacy Framework (DPF) and the UK Extension to the EU-U.S. DPF, and the

Swiss-U.S. Data Privacy Framework, certified by the U.S. Department of Commerce's International Trade Administration.

We are subject to extensive regulation in higher education and may face adverse outcomes from accreditation or state authorization processes.

We rely on institutional accreditation and on programmatic and state-level authorizations. Loss, suspension, or adverse actions by our accreditor, failure to maintain good standing, or inability to secure required approvals for new programs, modalities, or locations could restrict our ability to operate, impair eligibility for partnerships, and damage our brand. Introducing new degree programs, substantive curricular changes, or new locations may require accreditor or state approvals, which can be delayed or denied, impeding growth. We also must comply with state authorization requirements for distance education, which are complex and subject to change.

Quantic's institutional accreditor is the Distance Education Accreditation Commission, which accredits its degree programs. Quantic's DEAC accreditation was renewed in January 2024 and is valid through January 2028. DEAC accreditation is institutional in nature, and is intended to cover the new Wyden expansion and planned undergraduate degree programs.

If we were to pursue participation in U.S. federal student financial aid programs, we would be subject to additional complex regulations and risks, and any failure to comply could result in significant penalties, restrictions on our operations, or the loss of Title IV eligibility for our students, which could materially and adversely affect our business, financial condition, and results of operations. Our ability to obtain and maintain eligibility for federal funding programs under Title IV of the Higher Education Act, such as Pell Grants or federal loans, is uncertain and would expose us to significant compliance burdens. Eligibility requires substantial adherence to complex rules regarding financial responsibility, administrative capability, student disclosures, and satisfactory academic progress, among others. Failure to obtain or maintain eligibility for such programs could materially limit student demand and restrict our growth. Furthermore, changes in funding levels, eligibility criteria, or enforcement priorities for federal aid programs could adversely affect student affordability and our enrollments.

Academic integrity risks, including unauthorized use of AI tools or plagiarism, may undermine program credibility and outcomes measures.

As AI tools become more pervasive, we must maintain effective integrity controls. If academic integrity lapses lead to employer dissatisfaction or adverse accreditation findings, our brand and outcomes claims could be affected. The education sector has seen increased regulatory and enforcement activity involving the DOE, the Federal Trade Commission, or FTC, the Consumer Financial Protection Bureau, or CFPB, and state attorneys general. Because we operate in a highly regulated industry, we are subject to program reviews, audits, investigations, and claims of non-compliance by government agencies, regulatory bodies, and third parties.

We may be subject to claims, investigations, or enforcement actions related to consumer protection, privacy, advertising, employment, accessibility, or other matters. The education sector has seen increased regulatory and enforcement activity involving the DOE, FTC, CFPB, VA, state attorneys general, and accreditors. Responding to inquiries or defending claims can be costly and disruptive, and adverse outcomes could result in fines, restitution, or operational restrictions. Even if claims are without merit, they could cause reputational harm and divert management's attention. As our operations grow, we may face an increasing number of student complaints, intellectual property disputes, and employment claims, any of which could materially and adversely affect our business and results of operations.

Quantic's Student Code of Conduct is provided for students to review on the website and in the catalog. The Code expressly prohibits cheating, plagiarism, or other forms of academic dishonesty. When students sign the enrollment agreement, they agree to adhere to this code. Ongoing compliance with this code of conduct is like academic integrity policies implemented at other accredited institutions. As professionals and working adults, Quantic holds students to high ethical standards reflective of real-world expectations. Students determined to be in violation of this code are administratively withdrawn.

Our failure to comply with regulations governing marketing and admissions practices could result in fines, sanctions, and reputational harm.

Our marketing and admissions practices are subject to extensive regulation by federal, state, and accrediting agencies. The DOE's "misrepresentation" rule prohibits false, erroneous, or misleading statements regarding an institution's academic programs, costs, and graduate outcomes. This rule is broad in scope and applies to statements made by our employees or third-party service providers, as well as our own marketing. Additionally, should we participate in Title IV programs, we would be subject to the HEA's prohibition on providing incentive-based compensation for success in securing student enrollments. We must ensure that employees and service providers adhere to these rules. A violation of these or other federal or state regulations applicable to our marketing activities could damage our reputation, result in the termination of partner agreements, and require us to pay fines, or result in limitations on enrollments.

As we grow our footprint and student base, we may be subject to investigations, litigation, or claims that could be costly and disruptive.

Our failure to obtain or maintain necessary state authorizations and Licenses could harm our business.

We are subject to state laws and regulations that cover our operations, and many states require postsecondary institutions offering online programs to be authorized to enroll residents of their state. These requirements vary by state, change frequently, or become subject to differing interpretations. If we fail to obtain or maintain a required authorization, we could be prohibited from enrolling students in that state and could be subject to fines or other sanctions.

Quantic is a member of the NC-SARA state reciprocity compact, which allows it to offer distance education programs to schools in 49 states without obtaining state licensure. Quantic is also licensed by means of accreditation in California (which is not a member of NC-SARA).

The reclassification of our independent contractors as employees could materially increase our operating costs.

We rely on independent contractors for instruction, content development, and other services. The determination of whether a service provider is properly classified as an independent contractor is based on the facts and circumstances of the relationship. If federal or state authorities were to challenge our classifications, we could be required to reclassify our independent contractors as employees. Such a reclassification could require us to pay back taxes, penalties, and interest, and could materially increase our future operating costs by requiring us to make federal and state unemployment tax payments, pay for workers' compensation insurance, and provide employee benefits, which could adversely affect our business and financial condition.

Our international operations expose us to complex legal, regulatory, and operational risks.

As we attract students from outside the United States and engage international vendors or contractors, we become subject to a variety of risks inherent in international operations. These risks include the need to comply with foreign laws and regulations concerning education, data privacy and localization, taxation, employment, and anti-bribery. Compliance with multiple, and potentially conflicting, laws can be costly and complex. We are also subject to U.S. laws, such as the Foreign Corrupt Practices Act or FCPA, as well as trade sanctions and export controls. Failure to comply with these laws could subject us to penalties and reputational harm. Additionally, Quantic enrolls students from around the world, including Canada, the UK, and Europe. Quantic also enrolls students from Sub-Saharan Africa and Southeast Asia. As such, our international operations expose us to risks of potential geopolitical instability, currency fluctuations, or trade restrictions, any of which could disrupt our operations adversely affect our results of operations.

Disruptions to our physical facilities or the loss of key business licenses could adversely affect our operations.

We operate from leased office space and are required to maintain various business licenses to conduct our operations. Our operations could be interrupted by events beyond our control, such as natural disasters, fires, or telecommunications failures. The loss of access to our key facilities or the failure to maintain or renew necessary business licenses, particularly in jurisdictions where we are headquartered or have significant data operations, could disrupt our business and have a material adverse effect on our results of operations.

Anti-takeover provisions in our certificate of incorporation and bylaws and under Delaware law could make an acquisition of our Company more difficult and limit attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include authorizing our board of directors to issue "blank check" preferred stock, which could be used to thwart a takeover attempt, limiting the ability of stockholders to call special meetings and establishing advance notice requirements for stockholder proposals and director nominations. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire.

BUSINESS

Overview

Quantic Holdings, Inc., which we refer to as Quantic, we, us, or the Company, operates a technology-enabled higher education platform focused on accredited online graduate degrees in business and technology. Through our flagship Quantic School of Business and Technology, or Quantic SBT, and our Valar Institute division, or Valar, we offer interactive, mobile-first, accredited graduate degree programs with an emphasis on measurable learning outcomes, employer recognition, and cost efficiency. Our platform-based model emphasizes active learning, AI-driven personalization features, and service automation intended to improve instructional efficiency and student support at scale. We focus on selective degree offerings in business and technology designed to serve primarily early- and mid-career professionals.

Quantic SBT currently offers the following accredited graduate degrees: (i) Master of Business Administration, or MBA, (ii) Executive MBA, or EMBA, (iii) Master of Science in Business Analytics, or MSBA, (iv) Master of Science in Software Engineering, or MSSE, and (v) Master of Science in AI Engineering, or MSAIE. Valar offers two accredited graduate degrees: (i) the Master of Business Administration in Leadership and Management, and (ii) the EMBA in Strategic Leadership. Our MBA and EMBA programs are cohort-based with typical program durations of approximately 12 to 15 months, delivered via our interactive platform available on mobile and desktop. Our new science-focused MSBA and MSAIE programs have comparable durations with our established business focused programs. Quantic and Valar are each accredited by the Distance Education Accrediting Commission, or DEAC, a U.S. Department of Education-recognized institutional accreditor, and licensed by the District of Columbia Higher Education Licensure Commission, or DCHLC. Tuition for current cohorts generally ranges from approximately $14,700 to $24,750. Many of our students receive employer tuition benefits and merit- or need-based scholarships that can reduce student out-of-pocket costs.

We serve a selective, global student body with alumni representation present at employers across a wide range of sectors, including technology, consulting, and entrepreneurs. Student satisfaction and engagement have remained consistently high throughout our history of operation, with an alumni Net Promoter Score, or NPS, of 61 and a rating of 4.8/5 on Trustpilot. For the fiscal year ended December 31, 2025, we generated approximately $20,504,021 in tuition revenue and we have a global alumni community of approximately 18,000 across more than 100 countries.

Corporate History and Structure

The Company was constituted as a Limited Liability Company in the State of Delaware in 2013, and re-incorporated as a C Corp., on October 26, 2021. We maintain our principal operations in Washington, D.C., with additional leased space in Birmingham, Alabama. We operate Quantic SBT and Valar on a shared-technology and shared-services model. Our learning platform and related courseware development tools, which we refer to as our Learning Platform, were developed by our affiliate Pedago, Inc., or Pedago. Pedago is not our subsidiary. It is a corporation that is under common control with us. We anticipate building an umbrella brand architecture to serve distinct learner segments through three schools: (i) Quantic SBT which hosts our existing programs for selective, employer-funded, graduate programs, (ii) The Valar Institute which hosts our leadership and graduate programs, and (iii) Wyden College which will host undergraduate programs designed to minimize student tuition through grant and sponsorship models. All three schools will leverage shared accreditation, admissions, technology, and marketing infrastructure under the Quantic umbrella brand. This system-level approach is intended to enhance scale efficiency and compliance across multi-brand offerings.

We currently use AI to support students through an AI tutoring system and an AI advising system. These two systems are trained on institutional curriculum and processes, respectively, and allow students to review course concepts and institutional policies. These systems are monitored by institutional staff and faculty for accuracy and have been refined over more than 20 months for improved outcomes and accuracy. AI is also used to review curriculum and exam effectiveness, and to generate first-draft versions of course content that is edited and improved by credentialed faculty members.

Quantic Holdings L.L.C. is a related entity of the Company. Quantic Holdings L.L.C. will be dissolved and it currently holds no assets.

Industry Competition and Market Opportunity

Global higher education is undergoing structural change driven by the rise of online modalities, employer demand for job-relevant skills, cost and debt pressures on students, and advances in AI technology. Mobile-first, interactive courseware and automated student services have been increasingly adopted relative to legacy lecture-centric models. Online degree programs comprise a growing portion of U.S. higher education, with addressable markets across undergraduate and post-graduate programs, particularly in the business, technology, and healthcare sectors. Competitive dynamics include legacy universities expanding online offerings, large online incumbents focused on access at scale, and new entrants pursuing innovative learning models and regulatory pathways. We believe we are positioned to deliver high-quality programs at scale at comparatively low cost-to-student by combining our AI-first systems model, interactive pedagogy, and selective admissions with employer-supported tuition models. We are positioned in contrast to traditional elite institutions with significantly higher tuition levels and large online incumbents that face higher dropout rates. Regulatory tailwinds and AI-enabled course development further support faster program approval and deployment cycles relative to new market entrants.

Historically, Quantic has focused on selective graduate-level learners seeking career advancement, with particular engagement from students pursuing placements with global technology, consulting and enterprise employers. Our expansion strategy targets three core market segments: (i) fully employer-funded selective graduate education, (ii) mid-income learners utilizing grants, scholarships and employer tuition assistance, and (iii) expanded-access undergraduate models minimizing borrower debt through grants and sponsorship agreements. Our primary customers are working professionals seeking accredited, career-advancing degree programs in business, data analytics, software services, and AI implementation. Quantic's selective admissions, cohort-based course design, and active learning pedagogy, combined with tuition models that leverage employer sponsorship and scholarships, are intended to address these trends. We plan to expand beyond our current niche in online MBA and technical master's programs to address broader undergraduate and graduate markets, with degree roadmap initiatives in business, analytics, IT/AI, software engineering, cybersecurity, healthcare management, and related fields. Our current tuition models emphasize affordability through partnerships that facilitate employer tuition reimbursement plans and scholarship pathways. The anticipated program expansion is aligned to a funding mix including our current pathways of tuition payment, our approval to receive VA grant funding, and the anticipated integration of additional federal grant programs to reduce or eliminate student out-of-pocket tuition where feasible. We serve an international audience, reflecting the global demand for flexible, career-relevant, accredited degrees.

Products and Services

We currently offer accredited graduate degrees and non-credit executive education certificates delivered on our interactive platform:

- Our 15-month MBA program is a cohort-based, structured program for high-potential, early-career professionals that emphasizes core business disciplines such as accounting, finance, operations, marketing, and data utilization which culminate in each student submitting a self-directed capstone project. Admissions typically require an undergraduate degree and at least two years of industry experience. Standardized tests are not required for admission.

- Our 15-month EMBA program is an advanced offering for mid-career professionals that are seeking to augment the Core MBA curriculum with specializations in management, leadership, entrepreneurship and advanced strategy. Admissions generally require an undergraduate degree and at least seven years of industry experience. Standardized tests are not required for admission.

- Our MSBA graduate program integrates the study of advanced data analytics with training in managerial decision-making aimed at preparing analytical leaders for data-rich business environments

- Our MSSE is a project-driven program focused on modern software architecture, cloud applications, and AI software development, emphasizing hands-on training to help students to develop practical, real-world skills.

- Our MSAIE graduate program is aimed primarily towards working software engineers focused on building, deploying, and scaling intelligent systems, and preparing to leverage AI capabilities across enterprise use cases.

- Our 12 month Valar MBA in Leadership and Management is designed for early career professionals who are committed to gaining cutting-edge leadership and management training, while building a foundational understanding of core business skills.

- Our 12 month Valar EMBA in Strategic Leadership combines the best qualities of residential programs – peer-based academics, events, and an incredible network – with an interactive teaching method. Students learn to lead and collaborate with other driven self-starters while developing skills in strategy and leadership.

- We also offer Executive Education Certificates, which are non-credit professional development programs generally lasting between 2 and 8 months per course. These certificates are designed for more narrowly focused upskilling in targeted domains. Our certificate courses are approved by the DCHLC but are not accredited by DEAC, under the DEAC standards for continuing education.

Our programs emphasize interactive, mobile-first learning, mastery-based progression, and AI-enabled tutoring and advising designed to increase engagement, completion, and career-outcomes, and to support efficient student services at scale. Our model has been recognized for innovation and impact in higher education, including industry press and award recognitions highlighting disruption in the MBA marketplace and world-changing ideas in education.

Technology Platform

Our programs are hosted and accessed through the Learning Platform, which supports interactive, adaptive courses that provide immediate lesson feedback, personalized AI-tutoring and AI-enabled advising services. We believe the platform's operating model enables scalability while maintaining affordability. The Learning Platform software infrastructure also supports content creation and delivery workflows for faculty and curriculum staff. We believe key advantages of our Learning Platform include an emphasis on active learning, efficient program development, streamlined administration, and on-demand access via iOS and Android applications. The platform is designed to capture and facilitate the implementation of student feedback and support active learning methods. We are enhancing an AI-first content production studio and integrated back-end systems intended to accelerate course development across new degrees and enable agentic AI to deliver on-demand learner support, with the aim of improving service levels while lowering cost-to-serve. These platform capabilities support rapid expansion of degree scope across our planned three-school system while maintaining consistent interactivity for current students.

Quantic has a Master Service Agreement with Pedago (the "Pedago Agreement") whereby Pedago provides certain non-academic services to Quantic and licenses the learning platform to Quantic. In exchange for these services and learning platform license, Quantic pays Pedago a monthly service fee based on enrollment and revenue. The Pedago Agreement has a five-year term automatically renewing for successive three-year periods, governs the relationship under which Pedago provides non-academic support services, including marketing and use of its proprietary Learning Platform. In return, Quantic pays Pedago monthly fees based on a tiered cost structure and a share of the Company's overall revenue. Quantic retains exclusive control over all academic functions and ownership of its intellectual property, including curriculum, while Pedago owns the technology and platform.

Sales and Marketing

We employ a product-forward marketing strategy paired with selective admissions and employer partnerships. We drive interest to our full program complement by providing access to sample content and app experiences that encourage conversion to degree participation. Our admissions criteria curate program cohorts that achieve learning outcomes aligned with employer needs and foster our program reputation with employers in our target industries. Our existing employer recognition is reflected in alumni representation across leading technology and consulting companies, including global enterprise brands, which bolster organic referrals and placement networks. We collaborate with tuition assistance platforms and target-industry employers to support tuition reimbursement, career mobility, and recruiting pipelines. We also maintain a student-career network that provides employers access to learner profiles for targeted hiring. We have developed our marketing strategy to emphasize our alumni representation at leading employers, selectivity of admissions, and program affordability. We anticipate that undergraduate expansion will unlock larger addressable audiences and broader advertising channels under the multi-brand system, complementing our selective graduate pipeline.

Quantic typically enrolls eight cohorts of students per year in its programs, and the marketing effort begins several months prior to the enrollment date. The marketing process includes outreach to current and former students for referrals, media and online advertising, and targeted outreach via LinkedIn InMail. That process generates a large number of visitors to the Quantic website, many of whom sign up for a free account to access introductory learning modules to explore the learning methodology. Prospective students may apply by submitting professional and educational information for review by admissions advisors. If they meet Quantic's requirements, candidates are then invited to interview with an admissions advisor. After their interview, students are considered for admission and notified whether they have been accepted approximately two months prior to the beginning of the program cohort. After admission Quantic works with admitted students to identify possible sources of funding (employer reimbursement primarily) and they are considered for institutional need and merit-based scholarships. Students have the option to pay their tuition up front, half at the beginning and half at the midpoint, or monthly.

Competitive Strengths

We compete with traditional universities, large online incumbents, corporate skill and certification platforms, and other technology-enabled education providers. Traditional institutions may offer strong brand recognition with higher cost structures and slower innovation cycles. Large online incumbents emphasize scale and convenience but may face lower engagement and course completion. New entrants to the online education space may face longer regulatory timelines and uncertain accreditation pathways. Our interactive, on-demand model encourages high engagement and completion relative to passive lecture formats, while our cost structure aims to deliver affordability versus elite on-campus programs and improved efficacy versus generalist content marketplaces.

Our programs emphasize our active-learning pedagogy, mastery-based progression, and AI-enabled interactivity and personalization to support effective learning and scalability. We seek to provide exclusive programing and maintain tuition levels below traditional elite programs by combining selective admissions with funding support by employers and scholarship pathways. Our program mix is curated to maintain alignment with workforce demand. Our business and technology degrees are designed to equip learners with job-relevant competencies for roles in personnel and project management, data analytics, and AI engineering and integration.

Our Learning Platform supports a global student and alumni base that provides both networking opportunities and employer visibility across major industries and markets. Our programs provide unified, mobile-first technology and service automation intended to support an expansion of available programs at lower cost-to-serve, while maintaining degree quality. We believe our active pedagogy, selective cohorts, tuition levels, and AI-enabled courseware differentiate our offerings versus lecture-based programs and generalist content marketplaces.

Quantic's principal competitors are online business programs at both traditional schools (UNC-Chapel Hill, Purdue University Global, Arizona State University) and non-traditional online institutions (University of Southern New Hampshire, University of Phoenix, Grand Canyon University), as well as international online institutions. Quantic believes that it has a competitive advantage over these institutions due to our interactive, engaging learning pedagogy, low price point, high student satisfaction, and positive graduation and career outcomes.

Growth Strategies

We plan to expand our portfolio of graduate degree offerings with additional programs focusing on data analytics, AI implementation, and specialized management courses, designed to meet employer demand for technical and leadership skills. We continue to enhance our AI-assisted curriculum development, course assessment, and student support, as well as deepening partnerships that leverage tuition assistance and recruiting relationships. We also plan to invest in our admissions pipeline and additional brand initiatives to serve distinct learner segments.

Planned program launches include an initial set of undergraduate degrees and multiple new graduate programs. The proposed undergraduate school courses include: (i) Business, (ii) Information Technology and AI, (iii) Data Science, (iv) Data Analytics, (v) Software Engineering, (vi) Cybersecurity, and (vii) Healthcare Administration. Our Quantic and Valar programs will be expanding to include courses in: (i)

AI Engineering, (ii) Finance, (iii) Cybersecurity and Risk Management, (iv) Data Science, (v) AI Strategy, (vi) Healthcare Management, and (vii) Communications. Subject to approvals and market conditions, over the next four years, we are targeting to expand from six graduate degrees to a combined offering of significantly more programs at the undergraduate and graduate level.

Sourcing and Suppliers

Our principal inputs are software infrastructure, academic content and courseware, instructional personnel, and student support services. We use in-house authoring and delivery tools to develop curricula and courseware using our licensed Learning Platform and leverage commercial cloud providers for hosting and analytics. Our platform is hosted by Amazon Web Services, Inc. ("AWS") under its standard terms of service. We contract with teaching faculty, subject matter experts, and content reviewers for program design and instruction.

Seasonality

Though our programs are available on-demand, academic calendars influence cohort intake periods and may create seasonal patterns in marketing expense, bookings, and learner support by quarter. We plan faculty and support staffing in anticipation of these cycles and predict shifts as we diversify our program mix, and as enrollment evolves.

Intellectual Property

We rely on a combination of trademark and contractual arrangements with affiliates and partners to safeguard our technology and brand assets, including the Quantic and Valar names and associated marks, as well as maintaining copyright control over our curriculum materials. Our accredited AI-first teaching model is supported by a proprietary learning UX and back-end systems designed for AI-enabled course creation and servicing. We also maintain licenses for third-party content and tools used in our courseware and operations, including the license with Pedago to offer our degree programs on the Learning Platform, subject to the Pedago Agreement. We implement policies and agreements with employees, contractors, and partners to protect confidential information and proprietary developments.

TRADEMARKS					
Serial / Registration Number	**Title**	**Description**	**File Date**	**Grant Date**	**Country**
97038921	JETSET	Wordmark	09/22/2021	Pending	U.S.A.
87225526 / 5222517	SMARTLY	Wordmark	11/03/2016	06/13/2017	U.S.A.
88980154 / 6297063	QUANTIC SCHOOL OF BUSINESS & TECHNOLOGY	Wordmark	03/24/2019	03/16/2021	U.S.A.
88980155 / 6725552	QUANTIC SCHOOL OF BUSINESS AND TECHNOLOGY	Wordmark	03/24/2019	05/24/2022	U.S.A.
88981628 / 6412752	Q QUANTIC	Wordmark	05/07/2019	06/06/2021	U.S.A.

90790565 / 7056374	VALAR	Wordmark	06/23/2021	05/06/2023	U.S.A.
COPYRIGHTS					
Copyright #	**Title**	**Description**	**Publication Date**	**Registration Date**	**Country**
TX0008593648	Get Hired: Showcasing Yourself.	Text / Literary Work	02/02/2018	04/20/2018	U.S.A.
TX0008405672	Why Blended Learning Matters.	Text / Literary Work	04/11/2016	07/19/2017	U.S.A.
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TX0008516467	Strategic Thinking Exam.	Text / Literary Work	07/08/2017	12/18/2017	U.S.A.
TX0008516472	Supply Chain and Operations Exam.	Text / Literary Work	10/16/2017	12/18/2017	U.S.A.
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TX0008413496	Project Management.	Text / Literary Work	05/08/2016	07/19/2017	U.S.A.
TX0008513477	Business Ethics and Social Responsibility.	Text / Literary Work	08/04/2017	11/22/2017	U.S.A.
TX0008408410	Personal Investing.	Text / Literary Work	03/02/2016	07/19/2017	U.S.A.
TX0008565727	M&A II: Making the Deal.	Text / Literary Work	03/09/2018	04/20/2018	U.S.A.
TX0008408995	Finance: Time Value of Money.	Text / Literary Work	03/03/2016	07/19/2017	U.S.A.
TX0008408354	Macroeconomics: US Fiscal and Monetary Policy.	Text / Literary Work	06/03/2016	07/19/2017	U.S.A.
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TX0008516454	Data Analysis Exam.	Text / Literary Work	07/08/2017	12/18/2017	U.S.A.
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TX0008519756	Brand Development and Management.	Text / Literary Work	05/31/2017	11/21/2017	U.S.A.
TX0008409473	Pivot Table Fundamentals.	Text / Literary Work	01/11/2017	07/19/2017	U.S.A.
TX0008592817	Corporate Financing.	Text / Literary Work	06/11/2018	06/13/2018	U.S.A.
TX0008585889	US Business Law Exam.	Text / Literary Work	01/31/2018	05/30/2018	U.S.A.
TX0008516034	Operations Management Exam.	Text / Literary Work	11/20/2017	12/18/2017	U.S.A.
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TX0008516428	Creating Financial Statements in Excel.	Text / Literary Work	09/19/2017	12/18/2017	U.S.A.
TX0008249667	Accounting III: Financial Statements.	Text / Literary Work	09/17/2015	04/01/2016	U.S.A.
SR0000829881	Cut & Run Pitch Recording.	Sound Recording	09/12/2018	09/20/2018	U.S.A.
TX0008565704	Derivatives.	Text / Literary Work	02/26/2018	04/20/2018	U.S.A.
TX0008406485	Cost of Capital II: The Modigliani-Miller Theorem.	Text / Literary Work	01/28/2016	07/19/2017	U.S.A.
TX0008592815	CS101D: Applying Boolean Logic.	Text / Literary Work	05/16/2018	06/13/2018	U.S.A.
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TX0008411291	Midterm Exam Practice.	Text / Literary Work	12/14/2016	07/19/2017	U.S.A.
TX0008513490	Diversity and Discrimination in the Workplace.	Text / Literary Work	05/02/2017	11/22/2017	U.S.A.
TX0008668261	Exploring the Data Science Landscape.	Text / Literary Work	09/14/2018	09/20/2018	U.S.A.
TX0008412059	Introduction to Evernote.	Text / Literary Work	03/14/2016	07/19/2017	U.S.A.
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TX0008414125	Strategy I: Business-Level Strategy.	Text / Literary Work	06/03/2016	07/19/2017	U.S.A.
TX0008412880	US Company Formation Law.	Text / Literary Work	11/30/2015	07/19/2017	U.S.A.
TX0008413449	Stocks and Bonds.	Text / Literary Work	03/01/2016	07/19/2017	U.S.A.
TX0008411285	Microeconomics II: Shape Your Economic Worldview.	Text / Literary Work	03/04/2016	07/19/2017	U.S.A.
TX0008407034	Operations Management Fundamentals.	Text / Literary Work	11/12/2015	07/19/2017	U.S.A.
TX0008516458	Corporate Governance.	Text / Literary Work	11/09/2017	12/18/2017	U.S.A.
TX0008652311	Excel For Finance.	Text / Literary Work	09/12/2018	09/20/2018	U.S.A.
TX0008412855	Excel for Two-Variable Statistics and Regression Analysis.	Text / Literary Work	11/11/2016	07/19/2017	U.S.A.
TX0008412894	Blue Ocean Strategy .	Text / Literary Work	03/02/2016	06/14/2017	U.S.A.
TX0008516399	Markets and Economies Exam.	Text / Literary Work	11/20/2017	12/18/2017	U.S.A.
TX0008516466	M&A I: Theory and Practice.	Text / Literary Work	11/20/2017	12/18/2017	U.S.A.
TX0008411289	Microeconomics III: Markets and Externalities.	Text / Literary Work	03/02/2016	07/19/2017	U.S.A.

TX0008585878	Strategy & Innovation Exam.	Text / Literary Work	04/16/2018	05/30/2018	U.S.A.
TX0008413495	Sexual Harassment Training for Supervisors.	Text / Literary Work	09/13/2016	07/19/2017	U.S.A.
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TX0008411287	One-Variable Statistics.	Text / Literary Work	03/03/2016	07/19/2017	U.S.A.
TX0008412858	A/B Testing for Marketers.	Text / Literary Work	07/26/2016	06/14/2017	U.S.A.
TX0008516403	Negotiation Analysis and Strategy.	Text / Literary Work	08/24/2017	12/18/2017	U.S.A.
TX0008405799	Advanced Statistical Inference.	Text / Literary Work	08/01/2016	06/14/2017	U.S.A.
TX0008410509	Reduce Emissions to Reduce your Costs.	Text / Literary Work	05/25/2016	07/19/2017	U.S.A.
TX0008757012	Startup Entrepreneurship Exam.	Text / Literary Work	11/01/2018	06/19/2019	U.S.A.
TX0008413486	Organizational Behavior: Working in Groups and Teams.	Text / Literary Work	03/03/2016	07/19/2017	U.S.A.
TX0008411294	Strategy II: Corporate-Level Strategy.	Text / Literary Work	07/22/2016	07/19/2017	U.S.A.
TX0008410515	Managerial Accounting.	Text / Literary Work	07/29/2016	07/19/2017	U.S.A.
TX0008565651	CS101B: Representing Multimedia Content.	Text / Literary Work	02/27/2018	04/20/2018	U.S.A.
TX0008516031	Statistics Basics Exam.	Text / Literary Work	06/20/2017	12/18/2017	U.S.A.
TX0008565766	Modern Portfolio Theory.	Text / Literary Work	12/07/2017	04/20/2018	U.S.A.
TX0008405770	Probability Fundamentals.	Text / Literary Work	03/02/2016	07/19/2017	U.S.A.
TX0008412094	Macroeconomics: International Trade.	Text / Literary Work	03/14/2016	07/19/2017	U.S.A.
TX0008412650	Marketing Mechanics.	Text / Literary Work	03/15/2016	07/19/2017	U.S.A.
TX0008516033	Finance & Accounting Exam.	Text / Literary Work	06/20/2017	12/18/2017	U.S.A.
TX0008251589	Accounting IV: Working with Ratios.	Text / Literary Work	11/23/2015	04/1/2016	U.S.A.
TX0008410588	Regression Analysis.	Text / Literary Work	02/25/2016	07/19/2017	U.S.A.
TX0008412005	Operations Management: Managing Uncertainty of Demand.	Text / Literary Work	12/14/2015	07/19/2017	U.S.A.
TX0008412631	US Intellectual Property Law.	Text / Literary Work	01/19/2017	07/19/2017	U.S.A.
TX0008585881	Advanced Corporate-Level Strategy Exam.	Text / Literary Work	04/16/2018	05/30/2018	U.S.A.

TX0008421704	Probability and Combinatorics.	Text / Literary Work	01/27/2016	09/26/2017	U.S.A.
TX0008408989	Valuation II: Equity & Market Valuations.	Text / Literary Work	10/16/2016	07/19/2017	U.S.A.
TX0008407036	Organizational Structure and Culture.	Text / Literary Work	03/02/2016	07/19/2017	U.S.A.
TX0008513484	Final Exam Practice: Operations Management.	Text / Literary Work	02/09/2017	11/22/2017	U.S.A.
TX0008466285	Sexual Harassment Training for Employees.	Text / Literary Work	08/26/2016	11/30/2017	U.S.A.
TX0008406501	Macroeconomics: Economic Fluctuations.	Text / Literary Work	12/17/2015	07/19/2017	U.S.A.
TX0008516452	Data & Decisions Exam.	Text / Literary Work	11/15/2017	12/18/2017	U.S.A.
TX0008516459	Marketing & Pricing Exam.	Text / Literary Work	11/20/2017	12/18/2017	U.S.A.
TX0008516397	Leading Organizations Exam.	Text / Literary Work	11/20/2017	12/18/2017	U.S.A.
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TX0008411284	Marketing Fundamentals.	Text / Literary Work	08/19/2016	07/19/2017	U.S.A.
TX0008412062	Maine Training: Sexual Harassment and Discrimination.	Text / Literary Work	11/07/2016	07/19/2017	U.S.A.
TX0008512911	US Employment Law.	Text / Literary Work	06/01/2017	11/22/2017	U.S.A.
TX0008249664	Accounting I: Fundamentals.	Text / Literary Work	08/06/2015	04/01/2016	U.S.A.
TX0008405843	Coffee Break I.	Text / Literary Work	04/21/2016	07/19/2017	U.S.A.
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TX0008517832	Midterm Exam.	Text / Literary Work	04/27/2017	11/22/2017	U.S.A.
TX0008652315	Customer Validation.	Text / Literary Work	08/24/2018	09/20/2018	U.S.A.
TX0008565645	CS101A: Binary and Hexadecimal.	Text / Literary Work	02/27/2018	04/20/2018	U.S.A.
TX0008512899	Game Theory.	Text / Literary Work	07/28/2017	11/22/2017	U.S.A.
TX0008565761	Cooperative Strategy and Strategic Alliances.	Text / Literary Work	04/04/2018	04/20/2018	U.S.A.
TX0008412877	Connecticut Supervisor Training: Sexual Harassment and Discrimination.	Text / Literary Work	10/09/2016	07/19/2017	U.S.A.
TX0008516470	US Employment Law Exam.	Text / Literary Work	07/08/2017	12/18/2017	U.S.A.
TX0008517841	Accounting V: Advanced Financial Statements.	Text / Literary Work	07/05/2017	11/21/2017	U.S.A.

TX0008406510	Statistical Inference: Making Data-Driven Decisions.	Text / Literary Work	06/02/2016	07/19/2017	U.S.A.
TX0008405743	Probability Distributions.	Text / Literary Work	01/11/2016	07/19/2017	U.S.A.
TX0008410518	Pricing III: E-Commerce Pricing.	Text / Literary Work	09/06/2016	07/19/2017	U.S.A.
TX0008565718	Balanced Scorecard.	Text / Literary Work	03/28/2018	04/20/2018	U.S.A.
TX0008406494	Digital Marketing Fundamentals.	Text / Literary Work	01/26/2016	07/19/2017	U.S.A.

Management and Governance

Our founding and leadership team includes executives with deep expertise in operating, regulatory, and marketing in the education technology industry, including alumni of major online education platforms. Our student facing and development teams include employees and contractors with professional qualifications in curriculum and assessment design, platform engineering, student services, brand management, and regulatory compliance. Most company personnel are full or part time employees, with a small number of contractors used to support students and conduct grading of student projects. There are no known reclassification risks, and no key third-party service dependencies (other than LinkedIn, which is our primary marketing channel). Though our faculty and staff are based entirely in the U.S., we maintain global recruitment efforts for expertise in business management, analytics, and AI software engineering that align with our offered degree portfolio. Investors in our early financing rounds include Emerson Collective and other strategic venture capital investors. Our governance framework includes customary investor rights, voting arrangements and transfer restrictions typical of venture-backed companies.

Government Regulation and Accreditation

Higher education in the United States is subject to a complex regulatory framework at the federal, state, and accreditor levels. Our programs operate under applicable licensure and authorization regimes, and accreditation standards. Quantic SBT and Valar are licensed by the DCHLC and accredited by the Distance Education Accreditation Commission. Our DEAC institutional accreditation was obtained in 2020 and renewed in 2024, and covers our master's degree programs. Quantic is a member of the NC-SARA state reciprocity compact, which allows it to offer distance education programs to schools in 49 states without obtaining state licensure. Quantic is also licensed by means of accreditation in California, which is not a member of NC-SARA. Our non-credit executive education certificates are approved by the D.C. licensure authority but are not accredited by DEAC. As we expand course offerings and eligibility we will continue to evaluate and pursue additional approvals and authorizations as required. We are authorized by the U.S. Department of Veterans Affairs to offer VA funding to students, and are actively pursuing additional grant eligibility pathways, including federal grants and loans (approval currently expected mid-2027), consistent with our multi-segment funding strategy.

Legal Proceedings

From time to time, we may be subject to claims or proceedings arising in the ordinary course of business. We are not presently a party to any litigation.

Available Information; Website

We maintain a website at https://quantic.edu and https://valar.quantic.edu, where information about our programs and services, as well as relevant institutional disclosures will be available. Information on or accessible through our website is not incorporated by reference in this offering statement.

Property

We lease minimal administrative space at the WeWork shared office space location at 80 M Street SE in Washington, D.C., which serves as our principal executive offices. We lease additional administrative space at a Regus shared office space location in Birmingham, Alabama. Faculty and student services operate in a completely distributed model leveraging cloud infrastructure, with optional in-person events hosted in selected domestic and international cities. We believe our existing facilities are suitable and adequate for our current operations and that additional or alternative space would be available on commercially reasonable terms if needed.

Risk Considerations Related to the Business

Our business is subject to risks inherent to online higher education and technology-enabled learning, including evolving regulation and accreditation standards, competition from traditional universities and digital-native course providers, data privacy and cybersecurity risks, maintenance of program standards at scale, reliance on third-party vendors, and macroeconomic or labor market shifts affecting student demand or employer tuition assistance. See "Risk Factors."

Recent Developments

In November 2025, Quantic launched its new Masters in Artificial Intelligence Engineering program, one of the first AI-focused engineering graduate degree programs in the country.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Tom Adams	Chief Executive Officer, Co-Founder and Chairman	Quantic Holdings, Inc.; Co-Founder and Chairman, October 2021 to Present. Pedago, Inc.; Co-Founder and Chairman, January 2013 to Present.	INSEAD: MBA, (2001) University of Bristol: BA, (1993)
		Responsibilities: Managing company growth and development and general corporate services.	

Brad Powell	Director	Emerson Collective; Managing Director, June 2012 to Present.	Sloan School of Management: MBA; MS
		Responsibilities: General oversight of company strategy, finances and management.	
Brian Helman	Director	Seed Health, Inc.; Chief Financial Officer, October 2023 to Present.	University of Florida: BS, (1991)
		Responsibilities: Capital management, pricing, and assessing operational effectiveness as well as building internal financial competencies	
William Fisher	Director	Quantic Holdings, Inc.; Chief Executive Officer, October 2021 to December 2025. Pedago, Inc.; President, October 2021 to November 2025.	Brown University: BA, (1992)
		Responsibilities: Building out of Quantic offerings, including SBT, The Valar Institute, Wyden College, and scaling Pedago.	
Ori Ratner	Co-Founder and Chief Technology Officer	Quantic Holdings, Inc.; Chief Technology Officer, June 2015 to Present. Pedago, Inc.; Chief Technology Officer, April 2013 to Present.	UVA: BE, (2005)
		Responsibilities: Programming and technical leadership, focused on speed, efficiency, and innovation of proprietary systems and products.	
Alexandra Harper	Co-Founder, Chief Academic Officer and Chief Product Officer	Quantic Holdings, Inc.; Chief People Officer, April 2013 to Present. Pedago, Inc.; Chief People Officer, April 2013 to Present.	NYU: MA, (2012) Harvard University: BA, (2004)
		Responsibilities: Building and managing academic and content teams in writing, editing, and product design.	

Michael Machen	General Counsel and Vice President for Regulatory Affairs	Quantic Holdings, Inc.; General Counsel and Vice President for Regulatory Affairs, January 2021 to Present. Pedago, Inc.; General Counsel and Vice President for Regulatory Affairs, January 2021 to Present.	Northwestern University School of Law: LLM, (2009) University of Michigan Law School: JD, (2000) University of Michigan: BA, (1996)
		Responsibilities: Legal and regulatory counsel in areas including corporate governance, compliance, accreditation, litigation, contract matters, taxation, and internal policy matters	
Daniel Marcus	Vice President of Finance	Quantic Holdings, Inc.; Vice President of Finance, March 2025 to Present. Pedago, Inc.; Vice President of Finance, March 2025 to Present.	Syracuse University: MAcc, (2013) BA, (2013)
		Responsibilities: Financial and strategic planning, operational efficiency, and cash-flow management.	

Biographical Information

Tom Adams: Tom Adams co-founded Quantic SBT, the world's only accredited mobile-first graduate school, in January 2020, where he serves as Co-Founder and Chief Executive Officer. Since its formation in October 2021, Tom Adams has served as the Company's Chairman of the Board. In January 2026, he additionally took on the role of the Company's Chief Executive Officer. Mr. Adams has also held the position of Co-Founder and Chairman of Pedago, Inc., since June 2013. Pedago is a company which builds mobile-first learning solutions, and currently maintains the Learning Platform utilized by Quantic SBT. Mr. Adams is also the Founder and Chairman of Bizy, a platform for moderating online conversation, which he founded in February 2014. Prior to founding Pedago and Quantic, Mr. Adams served on the Management Committee at Bridgewater Associates, the world's largest hedge fund, from January 2013 to January 2014. From February 2003 to February 2012, Mr. Adams served as Chief Executive Officer of Rosetta Stone, the world's leading technology solution for learning languages, where he oversaw 1,700 employees, and subsequently served as Chairman of the Board from February 2012 to May 2013. Earlier in his career, Mr. Adams worked as a Trader at Trafigura, one of the world's leading commodity traders, from September 1994 to July 2000.

Mr. Adams received his MBA from INSEAD in 2001 and his Bachelor of Arts in History from the University of Bristol in 1993.

Brad Powell: Brad Powell currently serves as a member of the Board of Directors for the Company, which position he holds in his capacity as a Managing Director of Emerson Collective. Mr. Powell has held his position at Emerson Collective since June 2012.

Mr. Powell received his undergraduate degree in accounting and computer science and holds two graduate degrees from the Massachusetts Institute of Technology, an MS in Real Estate and an MBA from the Sloan School of Management.

Brian D. Helman: Brian D. Helman has served as a member of the Board of Directors for the Company since 2022. Mr. Helman has held the position of Chief Financial Officer of Seed Health, Inc., a microbiome science company pioneering applications of microbes for human and planetary health from October 2023. He is a strategic, operational, and financial executive with extensive experience scaling businesses in high-growth environments. In 2021, Mr. Helman began serving as an independent Strategic Consultant advising high-growth, private equity-backed companies on strategic financial decisions, working capital management, pricing, and operational effectiveness. From 2018 to 2021, Mr. Helman served in various roles at Beauty For All Industries, including as Chief Financial Officer of BoxyCharm Inc. from 2018-2020 , where he co-managed the company's $500 million sale to Personalized Beauty Discovered, creating the largest online beauty platform in the world. From 2012 to 2018, Mr. Helman served as President and Chief Financial Officer of Vitacost.com, a division of The Kroger Co., where he led strategy and operations for 800 employees and $425 million in sales, and implemented a successful turnaround culminating in the sale of the company to Kroger for $280 million. From 2007 to 2010, Mr. Helman served as Chief Financial Officer of Rosetta Stone Inc., where he led the company's highly successful IPO in April 2009 for $129 million and supported sales growth from $91 million to $252 million.

Mr. Helman received his Bachelor of Science in Finance from the University of Florida and completed Master of Science in Accounting core courses at Florida International University.

William Fisher: William Fisher currently serves as a member of the Board of Directors for the Company, and formerly was Chief Executive Officer of Quantic and President of Pedago from 2021 to 2025. From 2016 to 2020, Mr. Fisher served as Co-Founder and Chief Executive Officer of Stackray, an AI-Ops startup that provides IT Operations teams with tools to analyze the state of their software architecture. Prior to founding Stackray, Mr. Fisher served in various leadership positions, from 1994 to 2016, at EF Education First, the world's largest private education company. His roles at EF included President of EF Digital Learning, where he led group-wide digital learning R&D for businesses with over $2 billion in annual sales; CEO of EF China and President of EF English Centers, where he drove the businesses to 6,000 employees nationally; and President of Englishtown.com, where he built what became the world's largest teacher-led online English school to $160 million in revenue.

Mr. Fisher received his Bachelor of Arts in Computer Science from Brown University in 1992.

Ori Ratner: Ori Ratner is Co-Founder and Chief Technology Officer of Quantic, a position he has held since June 2015, and Co-Founder and Chief Technology Officer of Pedago, a position he has held since April 2013. Mr. Ratner is a polyglot programmer and technical leader with experience in innovative web, desktop, and mobile application development across a variety of technologies. Prior to co-founding Pedago and Quantic, Mr. Ratner spent nearly 11 years at Rosetta Stone in progressively senior technical roles. From April 2012 to March 2013, Mr. Ratner served as Director of Software Development, managing product requirements as Executive Producer while continuing to function as Tech Lead for the ReFLEX product. From August 2009 to April 2012, Mr. Ratner served as Software Architect, driving the technology roadmap for the SDQA organization and taking over as technical lead for the ReFLEX product in February 2011, supervising a team of nine developers. Mr. Ratner also served as Product Owner for Mobile Applications, Scrum Master for Social Applications, Scrum Master for RS Manager, and Software Developer at Rosetta Stone.

Mr. Ratner received his Bachelor of Engineering in Computer Science from the University of Virginia in 2005.

Alexie Harper: Alexie Harper is a Co-Founder of Quantic and Pedago, and has served as Chief People Officer for both entities since April 2013. Ms. Harper is a multidisciplinary product designer with a background in writing and editing and expertise in building and managing technical and content teams focused on creating innovative and effective learning experiences. Prior to co-founding Pedago, Ms. Harper served as Director of Research and Development and Executive Producer at Rosetta Stone from January 2011 to March 2013, where she led the Worlds Team, a group of software developers, content creators, and game designers focused on Rosetta Stone's online communities. From March 2007 to January 2011, Ms. Harper served as senior sesearcher at Rosetta Stone, where she led the online classroom project that was released as the Studio component of Rosetta Stone's TOTALe product in 2009 and set up the Social Media department at the company. Ms. Harper also served in various other roles at Rosetta Stone from 2004 to 2007, including Managing Editor, Project Manager, and Language Professional.

Ms. Harper received her Master of Arts in Irish and Irish-American Studies from New York University in 2012 and her Bachelor of Arts in English and American Literature and Language from Harvard University.

Michael B. Machen: Michael B. Machen has served as Quantic's General Counsel and Vice President for Regulatory Affairs since 2021, where he provides the full range of legal and regulatory leadership for the accredited, degree-granting graduate institution. In this role, Mr. Machen provides broad-based legal counsel in areas including corporate governance, state, federal, and international regulatory compliance, government affairs, employment law, accreditation, litigation, privacy law, contract drafting and negotiation, marketing and admissions compliance, taxation, and policy development. Mr. Machen also serves as corporate secretary overseeing corporate governance matters including cap table management, stock option plan design and administration, corporate structure, board meetings and resolutions, and investor relations. Prior to joining Quantic, Mr. Machen served in various roles at Kaplan North America from 2009 to 2021, including as Vice President and Associate General Counsel, Vice President of Accreditation and Compliance, Executive Director of Accreditation, and Director of Accreditation. At Kaplan, Mr. Machen managed regulatory aspects of the 2018 sale of Kaplan University to Purdue University in a first-of-its-kind transaction. Mr. Machen served as Director of Financial Aid at the University of Chicago Law School from 2002 to 2007 and as an Associate Attorney in the Corporate and Securities Department at Neal, Gerber & Eisenberg from 2000 to 2002.

Mr. Machen received his LLM in Taxation, with honors, from Northwestern University School of Law in 2009, his Juris Doctor from the University of Michigan Law School in 2000, and his Bachelor of Arts in English and Psychology from the University of Michigan in 1996.

Daniel A. Marcus: Daniel A. Marcus, CPA, currently serves as Vice President of Finance at Pedago and as Vice President of Finance at Quantic. From June 2023 to March 2025, Mr. Marcus served as Senior Director of Finance and Operations at AWA Studios, where he partnered with the Chief Financial Officer and Chief Executive Officer to secure funding, providing multi-year runway and doubling revenue, lead cross-functional finance and operations teams to improve profit margins by 30%, and directed financial systems modernization integrating automation and analytics to enhance reporting and decision-making. From September 2021 to June 2023, Mr. Marcus served as Finance Manager at Nayya, an online health-benefits platform, where he led budgeting, forecasting, and SaaS KPI reporting, partnered with data-science teams to incorporate AI-driven models into revenue and cost forecasts, and built financial models and investor materials supporting a successful $55 million capital raise. From September 2019 to

September 2021, Mr. Marcus served as Financing Solutions Manager at General Assembly, where he structured a $75 million financing facility enabling over 1,500 new enrollments and led financial diligence for the company's acquisition. Earlier in his career, Mr. Marcus served as Senior Accountant at Loeb Enterprises and as Assurance Associate at PricewaterhouseCoopers, where he managed consolidations, forecasts, and audits for multi-entity portfolios and SEC clients.

Mr. Marcus received his Master of Accountancy and Bachelor of Arts in Accounting from Syracuse University and is a Certified Public Accountant.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this Form C-AR, our authorized capital stock consists of 40,772,909 shares of common stock, par value $0.0001 per share, and 13,558,805 shares of preferred stock, par value $0.0001 per share.

The following is a detailed description of our authorized capital stock.

Class A, Class B, and Class C Common Stock

As of the date of this Form C-AR, the Company has the following capital stock consist of:

Type	Class A Common Stock
Amount Outstanding	18,629,427
Par Value Per Share	0.0001
Voting Rights	1 vote per share (1)
Anti-Dilution Rights	Class A Common Stockholders have no standalone, price-based anti-dilution rights. Class A Common participates pro rata with other Common in stock splits and stock dividends.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The SAFE is expected to convert into a new series of Preferred Stock, which will have dividend and liquidation priority over Common Stock. However, future issuances of Common Stock (including from options, stock splits, or new

	authorizations) may dilute the voting power and economic ownership of the Preferred Stock on an as-converted basis. Additionally, certain corporate actions are determined by a vote of Common and Preferred stock together, which could dilute the influence of any single class.

(1) Holders of common stock are not entitled to vote on amendments to the certificate of incorporation that relate solely to the terms of one or more series of preferred stock.

Type	Class B Common Stock
Amount Outstanding	2,225,870
Par Value Per Share	0.0001
Voting Rights	1 vote per share (2)
Anti-Dilution Rights	Class B Common Stockholders have no standalone, price-based anti-dilution rights. Class A Common participates pro rata with other Common in stock splits and stock dividends.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The SAFE is expected to convert into a new series of Preferred Stock, which will have dividend and liquidation priority over Common Stock. However, future issuances of Common Stock (including from options, stock splits, or new authorizations) may dilute the voting power and economic ownership of the Preferred Stock on an as-converted basis. Additionally, certain corporate actions are determined by a vote of Common and Preferred stock together, which could dilute the influence of any single class.

(2) See comment (1) above.

Type	Class C Common Stock
Amount Outstanding	246,855
Par Value Per Share	0.0001
Voting Rights	1 vote per share (3)
Anti-Dilution Rights	Class C Common Stockholders have no standalone, price-based anti-dilution rights. Class A Common participates pro rata with other Common in stock splits and stock dividends.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The SAFE is expected to convert into a new series of Preferred Stock, which will have dividend and liquidation priority over Common Stock. However, future issuances of Common Stock (including from options, stock splits, or new authorizations) may dilute the voting power and economic ownership of the Preferred Stock on an as-converted basis. Additionally, certain corporate actions are determined by a vote of Common and Preferred stock together, which could dilute the influence of any single class.

(3) See comment (1) above.

Preferred Stock

Type	Serie Seed-1 Preferred Stock
Amount Outstanding	3,806,655
Par Value Per Share	0.0001
Voting Rights	Holders of preferred stock vote together with the Common Stock on an as‑converted to Class A Common Stock basis.
Anti-Dilution Rights	The certificate of incorporation provides for customary anti‑dilution adjustments, including price‑based adjustments upon the issuance of additional shares of common stock (subject to customary exemptions), stock splits, stock dividends, combinations, recapitalizations, reorganizations, and similar transactions.
Other Rights	For so long as at least 3,895,445 shares of preferred stock (as adjusted) remain outstanding, certain actions require the consent of the requisite holders of the preferred stock, voting as a separate class, including, among others: liquidations, mergers, other Deemed Liquidation Events below a stated aggregate proceeds threshold; disproportionately adverse amendments to the certificate or bylaws; increasing the authorized number of any existing series of preferred stock; certain dividends, redemptions, and repurchases; and incurrence of indebtedness or creation of liens above specified thresholds, subject to stated exceptions. In addition, for so long as at least 271,216 shares of Series A preferred stock (as

	adjusted) remain outstanding, certain actions require the separate consent of the Series A majority, including liquidations, mergers, Deemed Liquidation Events; amendments adversely affecting the Series A Preferred Stock; the creation or issuance of capital stock that does not rank junior or pari passu to the Series A preferred stock; and certain interested party transactions above specified thresholds. A "Deemed Liquidation Event" is an event treated as if the company were liquidating, even if it is not formally dissolving. These events generally include mergers, the sale of all or substantially all of our assets, or a change in who controls the company. However, these events will not be treated as a Deemed Liquidation Event if a required percentage of the preferred stockholders vote to approve them as such. Following certain Deemed Liquidation Events, if the company does not dissolve, a required percentage of preferred stockholders can force the company to redeem their preferred stock using the proceeds from the event, as permitted by Delaware law.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the SAFEs will convert into a new series of Preferred Stock. The existing Preferred Stock has dividend, liquidation, conversion, and other rights that are senior to the rights of the Common Stock and may be senior to or otherwise adversely affect the rights of the securities issuable upon conversion of the SAFE. These rights could reduce the value of the securities received by SAFE investors.
Type	Serie Seed-2 Preferred Stock
Amount Outstanding	18,595
Par Value Per Share	0.0001
Voting Rights	Holders of preferred stock vote together with the Common Stock on an as-converted to Class A Common Stock basis.
Anti-Dilution Rights	The certificate of incorporation provides for

	customary anti-dilution adjustments, including price-based adjustments upon the issuance of additional shares of common stock (subject to customary exemptions), stock splits, stock dividends, combinations, recapitalizations, reorganizations, and similar transactions.
Other Rights	For so long as at least 3,895,445 shares of preferred stock (as adjusted) remain outstanding, certain actions require the consent of the requisite holders of the preferred stock, voting as a separate class, including, among others: liquidations, mergers, other Deemed Liquidation Events below a stated aggregate proceeds threshold; disproportionately adverse amendments to the certificate or bylaws; increasing the authorized number of any existing series of preferred stock; certain dividends, redemptions, and repurchases; and incurrence of indebtedness or creation of liens above specified thresholds, subject to stated exceptions. In addition, for so long as at least 271,216 shares of Series A preferred stock (as adjusted) remain outstanding, certain actions require the separate consent of the Series A majority, including liquidations, mergers, Deemed Liquidation Events; amendments adversely affecting the Series A Preferred Stock; the creation or issuance of capital stock that does not rank junior or pari passu to the Series A preferred stock; and certain interested party transactions above specified thresholds.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the SAFEs will convert into a new series of Preferred Stock. The existing Preferred Stock has dividend, liquidation, conversion, and other rights that are senior to the rights of the Common Stock and may be senior to or otherwise adversely affect the rights of the securities issuable upon conversion of the SAFE. These rights could reduce the value of the securities received by SAFE investors.

Type	Serie Seed-3 Preferred Stock
Amount Outstanding	1,041,637
Par Value Per Share	0.0001

Voting Rights	Holders of preferred stock vote together with the Common Stock on an as-converted to Class A Common Stock basis.
Anti-Dilution Rights	The certificate of incorporation provides for customary anti-dilution adjustments, including price-based adjustments upon the issuance of additional shares of common stock (subject to customary exemptions), stock splits, stock dividends, combinations, recapitalizations, reorganizations, and similar transactions.
Other Rights	For so long as at least 3,895,445 shares of preferred stock (as adjusted) remain outstanding, certain actions require the consent of the requisite holders of the preferred stock, voting as a separate class, including, among others: liquidations, mergers, other Deemed Liquidation Events below a stated aggregate proceeds threshold; disproportionately adverse amendments to the certificate or bylaws; increasing the authorized number of any existing series of preferred stock; certain dividends, redemptions, and repurchases; and incurrence of indebtedness or creation of liens above specified thresholds, subject to stated exceptions. In addition, for so long as at least 271,216 shares of Series A preferred stock (as adjusted) remain outstanding, certain actions require the separate consent of the Series A majority, including liquidations, mergers, Deemed Liquidation Events; amendments adversely affecting the Series A Preferred Stock; the creation or issuance of capital stock that does not rank junior or pari passu to the Series A preferred stock; and certain interested party transactions above specified thresholds.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the SAFEs will convert into a new series of Preferred Stock. The existing Preferred Stock has dividend, liquidation, conversion, and other rights that are senior to the rights of the Common Stock and may be senior to or otherwise adversely affect the rights of the securities issuable upon conversion of the SAFE. These rights could reduce the value of the securities received by SAFE investors.

Type	Serie Seed-4 Preferred Stock

Amount Outstanding	1,839,138
Par Value Per Share	0.0001
Voting Rights	Holders of preferred stock vote together with the Common Stock on an as-converted to Class A Common Stock basis.
Anti-Dilution Rights	The certificate of incorporation provides for customary anti-dilution adjustments, including price-based adjustments upon the issuance of additional shares of common stock (subject to customary exemptions), stock splits, stock dividends, combinations, recapitalizations, reorganizations, and similar transactions.
Other Rights	For so long as at least 3,895,445 shares of preferred stock (as adjusted) remain outstanding, certain actions require the consent of the requisite holders of the preferred stock, voting as a separate class, including, among others: liquidations, mergers, other Deemed Liquidation Events below a stated aggregate proceeds threshold; disproportionately adverse amendments to the certificate or bylaws; increasing the authorized number of any existing series of preferred stock; certain dividends, redemptions, and repurchases; and incurrence of indebtedness or creation of liens above specified thresholds, subject to stated exceptions. In addition, for so long as at least 271,216 shares of Series A preferred stock (as adjusted) remain outstanding, certain actions require the separate consent of the Series A majority, including liquidations, mergers, Deemed Liquidation Events; amendments adversely affecting the Series A Preferred Stock; the creation or issuance of capital stock that does not rank junior or pari passu to the Series A preferred stock; and certain interested party transactions above specified thresholds.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the SAFEs will convert into a new series of Preferred Stock. The existing Preferred Stock has dividend, liquidation, conversion, and other rights that are senior to the rights of the Common Stock and may be senior to or otherwise adversely affect the rights of the securities issuable upon conversion of the SAFE. These rights could reduce the value of the

	securities received by SAFE investors.

Type	Serie A Preferred Stock
Amount Outstanding	1,084,865
Par Value Per Share	0.0001
Voting Rights	Holders of preferred stock vote together with the Common Stock on an as-converted to Class A Common Stock basis.
Anti-Dilution Rights	The certificate of incorporation provides for customary anti-dilution adjustments, including price-based adjustments upon the issuance of additional shares of common stock (subject to customary exemptions), stock splits, stock dividends, combinations, recapitalizations, reorganizations, and similar transactions.
Other Rights	For so long as at least 3,895,445 shares of preferred stock (as adjusted) remain outstanding, certain actions require the consent of the requisite holders of the preferred stock, voting as a separate class, including, among others: liquidations, mergers, other Deemed Liquidation Events below a stated aggregate proceeds threshold; disproportionately adverse amendments to the certificate or bylaws; increasing the authorized number of any existing series of preferred stock; certain dividends, redemptions, and repurchases; and incurrence of indebtedness or creation of liens above specified thresholds, subject to stated exceptions. In addition, for so long as at least 271,216 shares of Series A preferred stock (as adjusted) remain outstanding, certain actions require the separate consent of the Series A majority, including liquidations, mergers, Deemed Liquidation Events; amendments adversely affecting the Series A Preferred Stock; the creation or issuance of capital stock that does not rank junior or pari passu to the Series A preferred stock; and certain interested party transactions above specified thresholds.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the SAFEs will convert into a new series of Preferred Stock. The existing Preferred Stock has dividend, liquidation,

	conversion, and other rights that are senior to the rights of the Common Stock and may be senior to or otherwise adversely affect the rights of the securities issuable upon conversion of the SAFE. These rights could reduce the value of the securities received by SAFE investors.

Outstanding Options, SAFEs, Convertible Notes, and Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Convertible Notes (2025B-01)
Face Value	$1,118,333.33
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	12% simple interest; no prepayment; maturity is 18 months after September 3, 2025
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None

Type	Convertible Notes (2025C-01)
Face Value	$536,118
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	6% simple interest; no prepayment; maturity is 18 months after October 24, 2025
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None

Type	Convertible Notes (2024A-04)
Face Value	$11,183.33
Voting Rights	None
Anti-Dilution Rights	None

Material Terms	6% simple interest; no prepayment; maturity is 18 months after May 23, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None

Type	Convertible Notes (2024A-02)
Face Value	$559,166.67
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	6% simple interest; no prepayment; maturity is 18 months after May 23, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None

Type	Convertible Notes (2024A-01)
Face Value	$559,166.67
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	6% simple interest; no prepayment; maturity is 18 months after May 23, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None

Type	Convertible Notes (2024A-03)
Face Value	$100,650
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	6% simple interest; no prepayment; maturity is 18 months after May 23, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None

Type	Convertible Notes (2025A-01)
Face Value	$1,789,333.33
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	12% simple interest; no prepayment; maturity is 18 months after February 20, 2025
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None

Type	Convertible Notes (2024B-02)
Face Value	$428,170.63
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	6% simple interest; no prepayment; maturity is 18 months after October 29, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None

The Issuer has an Equity Incentive Plan in place with 3,310,347 shares of common stock reserved for issuance to Directors, Officers, employees, and consultants. There have been an aggregate of 2,790,627 shares granted under the Equity Incentive Plan, as of December 31, 2024. from the equity incentive plan and 519,720 shares remain available for issuance.

Outstanding Debt

As of the date of this Form C-AR, the Issuer has the following debt outstanding:

Type	Term Loan
Creditor	Western Alliance Bank, an Arizona Corporation
Amount Outstanding	$3,061,629.33
Interest Rate and Amortization Schedule	Prime Rate + 0.25% (1)
Description of Collateral	All personal property of Company whether presently existing or hereafter created or acquired, and wherever located, including, but not limited to:

	(a) all accounts (including health-care-insurance receivables), chattel paper (including tangible and electronic chattel paper), deposit accounts, documents (including negotiable documents), equipment (including all accessions and additions thereto), intellectual property collateral and other general intangibles (including payment intangibles and software), goods (including fixtures), instruments (including promissory notes), inventory (including all goods held for sale or lease or to be furnished under a contract of service, and including returns and repossessions), investment property (including securities and securities entitlements), letter of credit rights, money, and all of Debtor's books and records with respect to any of the foregoing, and the computers and equipment containing said books and records; and (b) any and all cash proceeds and/or noncash proceeds of any of the foregoing, including, without limitation, insurance proceeds, and all supporting obligations and the security therefor or for any right to payment. All terms above have the meanings given to them in the California Uniform Commercial Code, as amended or supplemented from time to time.
Other Material Terms	None
Maturity Date	September 10, 2026
Date Entered Into	September 30, 2022

(1) "Prime Rate" means the greater of (a) six and one-quarter of one percent (6.25%), or (b) the Prime Rate published in the Money Rates section of the Western Edition of The Wall Street Journal, or such other rate of interest publicly announced from time to time by Bank as its Prime Rate.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name of Holder	No. and Class of Securities Now Held	Percentage of Voting Power Prior to Offering

Tom Adams	10,795,787 shares of Class A Common Stock, 22,245 shares of Class C Common Stock, and 919,515 shares of Series Seed-4 Preferred Stock	37.408%
Emerson Collective Investments, LLC	3,806,655 shares of Series Seed-1 Preferred Stock, 1,041,637 shares of Series Seed-3 Preferred Stock, and 919,623 shares of Series Seed-4 Preferred Stock	22.428%

Other Information

We may also offer common stock, preferred stock, or other debt or equity securities, including derivative securities like options, warrants and convertible debentures or notes in the future.

We reserve the right to sell our securities in a private placement transaction that occurs concurrent with this offering. Those securities may be common stock, SAFEs, preferred stock, convertible notes, or other securities. Any securities that we sell for cash to investors in a private placement while this offering is ongoing will have a conversion cap, liquidation preference, conversion price, price or similar valuation mechanism that is based upon a valuation for our Company that is equal to or may be lower than or higher than the valuation at which securities are being sold in this offering. Investors should be aware that the securities that we sell in a concurrent private placement may have a liquidation preference, security interest, sinking fund, redemption provision or similar right that is senior to your rights as a common stockholder of this Company and, accordingly, such other securities may be superior to our common stock in various ways even though they are being sold at the same valuation as we are selling our common stock in this offering.

FINANCIAL CONDITION OF THE ISSUER

Please see financial statements of the Company for the year ended December 31, 2025, attached hereto as Exhibit A.

Operations

We are a technology-enabled higher education platform focused on accredited online graduate degrees in business and technology. Through our flagship Quantic School of Business and Technology, or Quantic SBT, and our Valar Institute division, or Valar, we offer interactive, mobile-first, accredited graduate degree programs with an emphasis on measurable learning outcomes, employer recognition, and cost efficiency.

Within the next 12 months the Company plans to expand our portfolio of graduate degree offerings with additional programs focusing on data analytics, AI implementation, and specialized management courses, designed to meet employer demand for technical and leadership skills. Planned program launches include an initial set of seven undergraduate degrees and multiple new graduate programs. The proposed Wyden undergraduate school courses include: (i) Business, (ii) Information Technology and AI, (iii) Data Science, (iv) Data Analytics, (v) Software Engineering, (vi) Cybersecurity, and (vii) Healthcare

Administration. Our Quantic and Valar programs will be expanding to include courses in: (i) AI Engineering, (ii) Finance, (iii) Cybersecurity and Risk Management, (iv) Data Science, (v) AI Strategy, (vi) Healthcare Management, and (vii) Communications.

Cash and Cash Equivalents

As of December 31, 2025 the Company had an aggregate of $1,576,298 in cash and cash equivalents, leaving the Company with approximately 5 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

We currently generate revenue through student enrollment and tuition payments. Tuition for current cohorts generally ranges from approximately $14,700 to $24,750, paid directly by students, or employer tuition benefits, merit- or need-based scholarships, and grant funding. For the fiscal year ended December 31, 2025, we generated approximately $20,752,363 in tuition revenue.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board of Directors.

Material Changes and Other Information

There are no material changes or other information.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible notes	$1,230,167	$1,230,167	General corporate and working capital	May 23, 2024	Section 4(a)(2)
Convertible notes	$428,171	$428,171	General corporate and working	October 29, 2024	Section 4(a)(2)

			capital		
Convertible notes	$1,789,333	$1,789,333	General corporate and working capital	February 20, 2025	Section 4(a)(2)
Convertible notes	$1,118,334	$1,118,334	General corporate and working capital	September 3, 2025	Section 4(a)(2)
Convertible notes	$536,120	$536,120	General corporate and working capital	October 24, 2025	Section 4(a)(2)
Units of SAFE	$501,600	$501,600	General corporate and working capital	March 7, 2026	Regulation CF

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time we may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

We maintain relationships with certain entities and individuals that may be deemed related parties, including technology agreements with Pedago and investments from certain stockholders. We structure our related party transactions on arm's-length terms in accordance with our governance procedures. Our business relies on the Pedago Agreement for our access to the Learning Platform which is foundational to our ability to deliver our programs. Pedago is a separate company with common founders, overlapping management, and common stockholders. Quantic and Pedago are parties to an Amended and Restated Master Services Agreement effective January 1, 2024, under which Pedago provides non-academic support services to enable Quantic's programs, including marketing and lead generation, platform hosting and technical operations, payment processing support, HR admin support, and related analytics and compliance support, while Quantic retains control over academics, admissions, curriculum, student services, and accreditation responsibilities. The agreement positions Pedago strictly as a service provider to Quantic, and the parties operate as independent contractors rather than partners or agents of one another. As a result of these relationships, there may be actual or perceived conflicts of interest in negotiating, administering, and enforcing our arrangements with Pedago. While we believe the terms of our arrangements with Pedago are comparable to those that could be obtained on an arm's-length basis, decisions regarding pricing, service levels, and product roadmaps may not always be as favorable as if negotiated with an unaffiliated third party.

Quantic, together with Pedago and Pedago, LLC, is party to a senior secured Loan and Security Agreement with Western Alliance Bank dated September 30, 2022, providing a term loan facility of up to $7,500,000, bearing interest at a floating rate of Prime Rate plus 0.25%, maturing September 10, 2026. The facility is secured by a first-priority lien on substantially all personal property of the borrower group, including intellectual property pursuant to separate IP security agreements, and includes customary fees and bank expenses. The co-borrowers are jointly and severally liable under the agreement.

Since closing, the parties have executed amendments, including a Second Amendment dated July 9, 2024 that deferred six scheduled principal payments (June - November 2024) to December 10, 2024 (interest remained due) and reset the amortization to 22 equal monthly principal installments beginning December 10, 2024. The Second Amendment also updated the Prime Rate definition (minimum 6.25% or the U.S. Prime Rate as quoted in The Wall Street Journal, with a fallback to the Bank's announced Arizona prime rate) and reaffirmed the IP collateral schedules.

The facility includes ongoing financial reporting obligations (monthly and annual financial statements and related deliverables) and performance-to-plan EBITDA covenants, with specified allowable deviations and a framework requiring the parties to set covenant levels for future periods. The agreement is governed by California law with exclusive venue in Santa Clara County, California, and includes a jury trial waiver.

Bad Actor Disclosure

The Company has certified that with respect to itself, any predecessor, affiliate, director, officer, beneficial owner of 20 percent or more of outstanding voting equity securities, or any person that has been or will be paid remuneration for solicitation of purchasers in connection with this Offering, it is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

OTHER MATERIAL INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached audited financial statements are true and complete in all material respects.

/s/ Tom Adams
(Signature)

Tom Adams
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Signature	**Title**	**Date**
/s/ Tom Adams Tom Adams	Co-Founder, Chief Executive Officer, Executive Chairman	4/30/26
/s/ Daniel Marcus Daniel Marcus	Vice President of Finance	4/30/26
/s/ William Fisher William Fisher	Director	4/30/26
/s/ Brian Helman Brian Helman	Director	4/30/26
/s/ Brad Powell Brad Powell	Director	4/30/26

EXHIBITS

Exhibit A	Financial Statements

EXHIBIT A

Financial Statements

P&L

	1/31/25	2/28/25	3/31/25	4/30/25	5/31/25
Revenues					
Tuition Revenue	1,996,341	1,515,726	1,761,611	1,674,684	1,681,331
Other Revenue	1,825	23,290	10,795	55,605	7,855
Total Revenues	1,998,167	1,539,016	1,772,406	1,730,288	1,689,186
Costs and expenses					
Cost of revenue	371,581	333,546	356,979	430,185	366,540
Cost of technology	799,085	678,932	740,403	718,671	720,333
General and administrative	464,000	386,200	646,152	391,383	438,502
Total costs and expenses	1,634,666	1,398,678	1,743,534	1,540,239	1,525,375
Gain/loss from operations	363,500	140,339	28,873	190,049	163,811
Other income (expenses)					
Interest and other income	1,160	420	738	691	355
Interest expense	9,682	8,745	9,682	9,369	9,682
Other expense	-	-	-	-	-
Total other income (expense)	(8,522)	(8,325)	(8,943)	(8,678)	(9,327)
Net gain/loss before income taxes	354,979	132,014	19,929	181,371	154,484
Provision (benefit) for income taxes	-	-	-	-	-
Net Income	354,979	132,014	19,929	181,371	154,484

6/30/25	7/31/25	8/31/25	9/30/25	10/31/25	11/30/25	12/31/25	FY 2025
1,768,729	1,744,039	1,776,038	1,649,304	1,500,120	1,663,592	1,772,705	########
66,335	1,742	1,725	1,195	77,775	-	-	248,142
1,835,063	1,745,781	1,777,763	1,650,498	1,577,895	1,663,592	1,772,705	########
419,374	296,418	282,560	306,422	264,696	310,561	293,517	4,032,378
742,182	736,010	744,009	712,326	675,030	715,898	743,176	8,726,055
355,445	358,531	268,712	267,120	375,549	198,794	277,544	4,427,932
1,517,002	1,390,959	1,295,281	1,285,868	1,315,275	1,225,253	1,314,237	########
318,062	354,822	482,482	364,630	262,621	438,339	458,468	3,565,997
6	444	127	381	80	118	230	4,750
9,682	9,369	9,682	-	9,682	5,470	5,470	96,514
(23)	195	-	(10)	-	-	-	162
(9,652)	(9,120)	(9,555)	391	(9,602)	(5,352)	(5,240)	(91,926)
308,409	345,702	472,928	365,021	253,019	432,987	453,228	3,474,071
-	-	-	-	-	-	-	-
308,409	345,702	472,928	365,021	253,019	432,987	453,228	3,474,071

Balance Sheet	Jan-25	Feb-25	Mar-25
Assets			
Cash & Cash Equivalents	1,629,406	1,617,521	3,542,336
Tuition Receivable, net	10,296,666	9,966,276	10,843,203
Prepaid Expenses and Other Current Assets	23,714	24,728	29,558
Due from Related Parties	19,506,263	22,114,602	21,740,730
Property & Equipment, Net	93,055	68,079	68,079
Total Assets	**31,549,103**	**33,791,207**	**36,223,907**
Liabilites			
Accounts Payable	8,210	9,939	18,612
Accrued Expenses & other current iabilities	917,957	1,361,001	1,963,848
Deferred tuition revenue	22,090,266	21,932,565	23,692,403
Convertible Notes Payable - Related Party	1,704,328	3,502,406	3,512,087
Total Liabilities	**24,720,761**	**26,805,910**	**29,186,951**
Equity			
Common Stock	3,379,343	3,379,343	3,379,343
APIC- Common	3,575,170	3,575,170	3,575,170
APIC- Employee Stock Options	866,293	891,234	922,963
Preferred Stock	10,624,539	10,624,539	10,624,539
Retained Earnings	(11,617,002)	(11,484,988)	(11,465,059)
Total Equity	**6,828,342**	**6,985,297**	**7,036,956**
Total LIABILITIES & EQUITY	**31,549,103**	**33,791,207**	**36,223,907**

Apr-25	May-25	Jun-25	Jul-25	Aug-25	Sep-25	Oct-25
2,525,751	1,336,584	1,797,289	1,309,743	825,746	2,189,094	1,287,740
10,769,872	10,753,254	11,051,894	10,735,630	9,889,056	9,434,210	8,850,148
21,146	23,661	19,109	16,742	22,537	66,067	60,903
23,663,352	25,643,742	22,821,080	23,634,522	24,095,769	23,972,162	26,162,245
69,327	69,327	69,327	69,327	69,327	69,327	69,327
37,049,449	**37,826,568**	**35,758,700**	**35,765,964**	**34,902,436**	**35,730,860**	**36,430,363**
10,889	76,155	90,543	67,642	71,067	115,983	86,946
2,474,205	2,946,991	388,663	318,743	317,911	359,589	435,195
23,861,477	23,929,708	24,081,188	23,805,082	22,441,869	21,691,201	20,876,251
3,521,457	3,531,139	3,540,820	3,550,190	3,559,871	4,687,574	5,895,736
29,868,028	**30,483,993**	**28,101,214**	**27,741,657**	**26,390,719**	**26,854,347**	**27,294,127**
3,379,343	3,379,343	3,379,343	3,379,343	3,379,343	3,379,343	3,379,343
3,575,170	3,575,170	3,575,170	3,575,170	3,575,170	3,575,170	3,575,170
886,058	892,728	899,229	920,348	934,830	934,605	941,309
10,624,539	10,624,539	10,624,539	10,624,539	10,624,539	10,624,539	10,624,539
(11,283,688)	(11,129,204)	(10,820,795)	(10,475,093)	(10,002,165)	(9,637,144)	(9,384,125)
7,181,421	**7,342,575**	**7,657,486**	**8,024,307**	**8,511,717**	**8,876,513**	**9,136,236**
37,049,449	**37,826,568**	**35,758,700**	**35,765,964**	**34,902,436**	**35,730,860**	**36,430,363**

Nov-25	Dec-25
1,126,472	1,576,298
8,394,029	9,259,762
8,805	10,672
26,846,347	26,935,468
69,327	69,327
36,444,980	**37,851,528**
72,146	77,889
786,349	951,677
20,110,923	20,885,828
5,901,206	5,908,549
26,870,623	**27,823,943**
3,379,343	3,379,343
3,575,170	3,575,170
946,443	946,443
10,624,539	10,624,539
(8,951,138)	(8,497,910)
9,574,357	**10,027,585**
36,444,980	**37,851,528**

</DOCUMENT>